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                              May 13, 2021

       Douglas L. Braunstein
       President, Chairman and Director
       Hudson Executive Investment Corp.
       570 Lexington Avenue, 35th Floor
       New York, NY 10022

                                                        Re: Hudson Executive
Investment Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 6, 2021
                                                            File No. 333-252638

       Dear Mr. Braunstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Certain Forecasted Financial Information for Talkspace, page 145

   1. We note your response to prior comment 4. Please revise the disclosure beneath the projections table to
quantify Talkspace's management's bases and assumptions for the projections with more
specificity.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 195

   2. As you have identified a material weakness in your internal control over financial reporting and have
determined that your internal control over financial report is not
 Douglas L. Braunstein
Hudson Executive Investment Corp.
May 13, 2021
Page 2
      effective and the disclosure in your amended Form 10-K states that your disclosure controls and procedures were not effective as of December 31, 2020, please revise your disclosure accordingly or provide us your analysis why your disclosure controls and procedures are considered to be effective at December 31, 2020.
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameDouglas L. Braunstein
                                                          Division of
Corporation Finance
Comapany NameHudson Executive Investment Corp.
                                                          Office of Life
Sciences
May 13, 2021 Page 2
cc:       Iliana Ongun, Esq.
FirstName LastName